New York Life Insurance Company 51 Madison Avenue New York, NY 10010 (212) 576-4498 E-Mail: erica_e_carrig@newyorklife.com Erica E. Carrig Associate General Counsel

March 20, 2018

VIA E-MAIL AND EDGAR

Frank A. Buda, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)
Variable Universal Life Separate Account – I (the “Registrant”)
Initial Registration Statement on Form N-6 (File Nos. 333-222196 and 811-07798)

Dear Mr. Buda:

We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on February 16, 2018, in connection with the above-referenced registration statement (the “Registration Statement”) filed on December 20, 2017. On behalf of the Registrant, NYLIAC is also providing blacklined pages of the Registration Statement reflecting the changes that we propose to file by pre-effective amendment in response to the Staff’s comments. In addition to our proposed responses to Staff comments, this pre-effective amendment will also include an updated list of Funds and Eligible Portfolios, updates to the disclosure relating to the Asset Allocation Models offered with the policy,1 and other non-material changes as necessary to conform to the annual updates of the Registrant’s other registration statements.

For your convenience, each of those comments is set forth below, followed by our response to the comment.

PROSPECTUS

General

1.        Staff Comment:

Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

1 The disclosure relating to the Asset Allocation Models was submitted to the Staff on February 1, 2018 for review pursuant to Rule 485(a)(1) of the Securities Act in connection with the New York Life Variable Universal Life Accumulator Plus policy (File Nos. 333-190312 and 811-07798) (the “Accumulator Plus Amendment”). The Registrant submits that it plans to incorporate such disclosure (as approved by the Staff) into a pre-effective amendment for this Registration Statement.

Response: The Registrant confirms that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the Registration Statement. In addition to the foregoing, the Registrant notes that it will include additional non-material changes as necessary to conform to the annual updates of our other registered variable universal life registration statements.

2.        Staff Comment:

Please note that the comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosures.

Response: The Registrant notes the comment.

Summary of Benefits and Risks

3.        Staff Comment:

In the introduction to the Summary of Benefits and Risks, please refer investors to the Glossary for the definition of any defined terms or acronyms.

Response: The Registrant has added a sentence to the end of the first paragraph of the section on Summary of Benefits and Risks, stating that, “Capitalized terms used in this prospectus have the same meaning as in the section on “Definitions” below.”

4.        Staff Comment:

In the second paragraph under the caption Change the Amount of Coverage, please clarify that the new Surrender Charge Period applies only with respect to the amount of increase in the Face Amount.

Response: The Registrant has revised the fourth sentence of the sub-section on “Summary of Benefits and Risks—Benefits—Change the Amount of Coverage” to clarify that the Surrender Charge Period applies only with respect to the amount of increase in the Face Amount. That sentence now reads: “Increases in the Face Amount will also result in a new surrender charge period and additional cost of insurance and per Thousand Face Amount charges applicable to that increase, ~~and~~ as well as a new seven-year testing period for modified endowment contract status.”

5.        Staff Comment:

In the final sentence under the caption A Highly-Rated Company, please state that NYLIAC’s obligations under the policy are subject to its claims-paying ability and financial strength.

Response: The Registrant has added “and financial strength” after “claims-paying ability” in the last sentence of the sub-section on “Summary of Benefits and Risks—Benefits—A Highly-Rated Company.”

Table of Fees and Expenses

6.        Staff Comment:

In many instances, the line items for Guaranteed Maximum charges and Current charges run together. For clarity, please revise to ensure that Guaranteed Maximum charges and Current charges are shown on separate lines.

Response: The Registrant will ensure that the Guaranteed Maximum charges and Current charges listed on the Table of Fees and are shown on separate lines.

Transaction Fees

7.        Staff Comment:

Please supplementally explain the calculation of the Guaranteed Maximum Surrender Charge (i.e., $47.00 per $1000 of Face Amount). Additionally, please clarify Footnote 3 by providing the assumptions made in calculating the Guaranteed Maximum.

Response: The Registrant submits that the Guaranteed Maximum Surrender Charge listed is based upon an insured whose characteristics (i.e., Male, Age 80, Substandard Rating and a $50,000 Face Amount) make the Guaranteed Maximum Surrender Charge the highest that any insured could pay. The Registrant has revised Footnote 3 to make explicit the assumptions used in calculating the Guaranteed Maximum Surrender Charge.

8.        Staff Comment:

In the line item for Surrender Charge After Face Amount Increase, please clarify in the third column that a new Surrender Charge Period for the amount of the increase in Face Amount begins on the effective date of the increase.

Response: The Registrant has revised the third column of the listing for Surrender Charge After Face Amount Increase to clarify that the Surrender Charge Period for any increase in Face Amount begins on the effective date of that increase.

9.        Staff Comment:

For Partial Surrender Fee, the parenthetical explanation regarding a Face Amount decrease due to a partial surrender suggests that the Surrender Charge only applies if there is a Face Amount decrease. Please clarify that the Surrender Charge applies for all partial surrenders, if true.

Response: The Registrant has removed the parenthetical explanation relating to the Partial Surrender Fee. The Partial Surrender Fee is applicable to all partial surrenders, not only those resulting from a Face Amount decrease. The Registrant also notes, however, that as indicated in the fee table, NYLIAC currently does not charge Partial Surrender Fee. The Registrants notes further that it has added additional disclosure as requested in Staff Comment #31 to the subsection on “Charges Associated with the Policy—Transaction Charges—Partial Surrender Fee” to clarify that NYLIAC does not currently charge a partial surrender fee.

Periodic Charges Other Than Funds’ Operating Expenses

10.      Staff Comment:

Please disclose the Flat Extra charge discussed in Footnote 2 in the fee table.

Response: The Registrant revised Footnote 2 to include additional disclosure regarding Flat Extra charges. The Registrant also notes that additional disclosure regarding Flat Extra charges is included in the “Definitions” section and in the sub-section on “Charges Associated with the Policy—Deductions from Cash Value—Charge for Cost of Insurance Protection.”

11.      Staff Comment:

For each charge that depends on an individual contract owner’s characteristics, please provide a line item indicating the charge for a “Representative Insured.” The staff notes that the fee table does not use the term Representative Insured in the line items for Monthly Cost of Insurance Charge or Monthly Per Thousand of Face Amount Charge, but uses the term later in the fee table. Please provide the description of the Representative Insured at the beginning of the fee table and use it consistently.

Response: The Registrant has revised the fee table to use the term “Representative Insured” and the characteristics of a Representative Insured in a consistent manner.

12.      Staff Comment:

For Monthly Mortality & Expense Risk Charge, please show the Guaranteed Maximum charge first.

Response: The Registrant has complied with the Staff’s comment.

13.      Staff Comment:

For the Return of Premium (ROP) Rider, please disclose the amount charged in the fee table.

Response: The Registrant has added disclosure to the table tiled “Periodic Charges Other Than Funds’ Operating Expenses” to clarify that there is no separate fee charged for the ROP Rider. The Registrant has also added disclosure to footnote 8 to indicate that, while there is no separate fee for the ROP Rider, the Monthly Cost of Insurance Charge for a policyowner who elects Life Insurance Benefit Option 1 with the ROP Rider will generally be higher for a policyowner who elects Life Insurance Benefit Option 1 without the ROP Rider, due to the effect of premium payments on the policy’s Net Amount at Risk. Footnote 8 has been revised as follows:

Although there is no separate fee for the Return of Premium (ROP) Rider, ~~While the Return of Premium (ROP) Rider is in effect,~~ the Monthly Cost of Insurance Charge for ~~the policy~~ a policyowner who elects Life Insurance Benefit Option 1 with the ROP Rider generally will be higher than it is for a policyowner who elects Life Insurance Benefit Option 1 without the ROP Rider ~~if the ROP Rider was not included~~. The ROP Rider is only available if you elect Life Insurance Benefit Option 1. For policyowners who have elected the ROP Rider, each Planned or Unplanned Premium payment made (up to the maximum amount specified in the Rider), will increase the policy’s Life Insurance Benefit, which will, in turn, increase the policy’s Net Amount at Risk. Because Cost of Insurance charges are calculated based on the Net Amount at Risk, any increase to the Net Amount at Risk will also increase the Monthly Cost of Insurance Charges. If the ROP Rider is not selected, the payment of premiums into the policy generally will decrease the Net Amount at Risk under Life Insurance Benefit Option 1. For this reason, a policyowner who selects the ROP Rider may pay higher Monthly Cost of Insurance Charges than he or she would pay without the Rider, depending on the amount of premiums paid into the policy. For more information on cost of insurance charges and the calculation of the Net Amount at Risk, see “Deductions from Cash Value—Monthly Cost of Insurance Charges.” For more information on the ROP Rider, see “Additional Benefits through Riders and Options—Return of Premium Rider.”

Funds’ Annual Operating Expenses

14.      Staff Comment:

Please update the information in the Funds’ Annual Operating Expenses table to reflect expenses as of December 31, 2017.

Response: The Registrant will update the Fund’s Annual Operating Expense table to reflect expenses as of December 31, 2017 in a separate pre-effective amendment. Because the Registrant has not yet received the Annual Operating Expenses from all Funds offered with the policy, it has not updated the table in its submission.

15.      Staff Comment:

Please revise the last sentence of Footnote 1 to state, “We have not verified the accuracy of this information provided by Funds that are not affiliated with us.”

Response: The Registrant has complied with the Staff’s comment.

Definitions

16.      Staff Comment:

In the definition of Monthly INLG Premium, the disclosure contains the capitalized term INLG Premium Test. Please provide a definition for the INLG Premium Test in the Definitions section. Additionally, provide a cross-reference to where a contract owner can find additional information.

Response: The Registrant has added a definition of INLG Premium Test to the section on “Definitions.” That definition contains a cross-reference to the subsection on “Termination and Reinstatement—No-Lapse Guarantees—Rider-Based No-Lapse Guarantee.”

17.      Staff Comment:

In the definition of Monthly INLG Premium, the disclosure uses the capitalized term INLG Monthly Premium. Please reorder the words in order to track the language of the defined term.

Response: In the definition of Monthly INLG Premium, the Registrant has revised the reference to “INLG Monthly Premium” to track the defined term “Monthly INLG Premium.”

Funds and Eligible Portfolios

18.      Staff Comment:

Please provide a conspicuous statement regarding how to obtain a prospectus containing more complete information on each underlying fund. See Form N-6, Item 4(d).

Response: The Registrant has added a conspicuous statement regarding how to obtain a prospectus containing more complete information on each underlying fund to the subsection on “Management and Organization—Funds and Eligible Portfolios.” The statement is located at the end of the seventh paragraph of the subsection, directly before the Fund table.

Additions, Deletions, or Substitutions of Investments

19.      Staff Comment:

Much of the disclosure in this section is repetitive of the disclosure in the section entitled “Our Rights” on page 19 of the prospectus. Please consolidate the disclosure in these two sections to avoid investor confusion.

Response: The Registrant has deleted the subsection on “Management and Organization—Funds and Eligible Portfolios—Additions, Deletions or Substitutions of Investments” and consolidated its non-duplicative content into the subsection on “Management and Organization—Our Rights.”

Asset Allocation Models

20.      Staff Comment:

Please clarify whether an investor may choose to allocate only a portion of their cash value and premium payments to a particular Asset Allocation Model, or whether an Asset Allocation Model must be applied to the entire cash value.

Response: If an investor chooses to allocate to an Asset Allocation Model, all of the investor’s cash value must be allocated to that Model. To clarify, a new sentence has been added to the “Asset Allocation Model” section that states: “If you decide to allocate your Cash Value to an Asset Allocation Model, all of your Cash Value must be allocated to that model.”

21.      Staff Comment:

As this is a new contract, please revise the sentence immediately preceding the list of Asset Allocation Models to state, “The following Asset Allocation Models are available for allocation on or after May 1, 2018.”

Response: The Registrant does not believe the requested revision is necessary. Because this is a new contract offering, the Registrant has revised the “Asset Allocation Model” section to remove all references to former models that had been offered previously with other NYLIAC variable universal life policies. In addition, this section has been revised to include new disclosure that was submitted to the staff for review in the Accumulator Plus Amendment.

22.      Staff Comment:

In the list of Investment Divisions for the Aggressive Asset Allocation Model, please delete the unnecessary bracket included in the last Investment Division listed.

Response: The Registrant has complied with the Staff’s comment.

23.      Staff Comment:

Please update the weighted average of expenses for the Asset Allocation Models to reflect the management fees, administrative fees, and other expenses for all relevant Investment Divisions as of December 31, 2017.

Response: The Registrant will update the weighted average of expenses for the Asset Allocation Models to reflect all fees and expenses as of December 31, 2017 in a separate pre-effective amendment. Because the Registrant has not yet received the Annual Operating Expenses from all funds offered with the Asset Allocation Models, it has not yet updated the weighted average of expenses in this submission.

Transfers and Ongoing Allocations to the Models

24.      Staff Comment:

In the first paragraph under Transfers and Ongoing Allocations to the Models, please clarify the language used to describe how transfers into and/or out of the Asset Allocation Models are counted. In particular, please clarify whether a transfer into or out of a particular model will always count as one transfer, or whether NYLIAC counts each fund included in a model in determining the number of transfers.

Response: The Registrant respectfully directs the staff to language in the first paragraph of the “Transfers and Ongoing Allocations to the Models” section that states “…all transfers into, or out of, the Investment Divisions associated with an Asset Allocation Model will count as one transfer and are subject to the conditions and restrictions listed in “Description of the Policy” below.”

Changes to Asset Allocation Models

25.      Staff Comment:

Please revise the final sentence of the second paragraph to state, “We will notify you in writing of any such events and seek your instructions on how you want your policy Cash Value or premiums reallocated.”

Response: The Registrant has revised the subsection on “Management and Organization—Asset Allocation Models—Changes to Asset Allocation Models” to comply with the Staff’s comment.

26.      Staff Comment:

Please revise the language in the first sentence of the fourth paragraph to state that these Asset Allocation Models are also made in available to contract owners under other contracts offered by NYLIAC since May 1, 2016, if true.

Response: As indicated in the Registrant’s response to Staff Comment #21, because this is a new contract offering, and because no other models have been offered with this contract, the fourth paragraph is not relevant to this contract. Accordingly, the Registrant has removed the fourth paragraph in its entirety.

27.      Staff Comment:

In the disclosure regarding changes to or termination of the Asset Allocation Models, the prospectus currently states, “We will not reallocate your policy’s Cash Value, or change your premium allocation instructions, in response to these changes.” The prospectus also states, “We reserve the right to terminate or change the Asset Allocation Model program at any time.” Please reconcile these two sentences.

Response: The Registrant has revised the disclosure in the sixth paragraph of the subsection on “Management and Organization—Asset Allocation Models—Changes to Asset Allocation Models” to reconcile the two sentences cited by the Staff.

Voting

28.      Staff Comment:

Please add disclosure stating that Fund shares owned by NYLIAC and its affiliates in their own names will also be proportionately voted.

Response: The Registrant has added disclosure stating that Fund shares owned by NYLIAC and its affiliates in their own names will be proportionately voted.

29.      Staff Comment:

Please further explain or clarify the final sentence of the fourth paragraph regarding the use of instructions to abstain from voting on an item to reduce the number of votes eligible to be cast.

Response: The Registrant has deleted the final sentence of the fourth paragraph regarding the abstention from voting.

Surrender Charges After a Face Amount Increase

30.      Staff Comment:

In the explanation that immediately follows the table captioned Surrender Charge Schedule After a Face Amount Increase, please specifically state that NYLIAC will charge the highest applicable surrender charge if an investor decreases the Face Amount.

Response: The Registrant has complied with the Staff’s comment.

Partial Surrender Fee

31.      Staff Comment:

Under the heading for Partial Surrender Fee, please state that NYLIAC does not currently charge a partial surrender fee.

Response: The Registrant has revised the subsection on “Charges Associated with the Policy—Transaction Charges—Partial Surrender Fee” to comply with the Staff’s comment.

Investment Divisions, the Fixed Account and DCA Accounts

32.      Staff Comment:

Please clarify whether allocations to one of the five Asset Allocation Models are counted in the maximum of 21 investment options and, if so, how they are counted.

Response: The Registrant has revised the first paragraph of the subsection on “Description of the Policy—Investment Divisions, the Fixed Account and DCA Accounts” to note that “…each investment division within the Asset Allocation Model selected will be counted toward the maximum of 21 permitted Investment Options.”

Transfers Among Investment Divisions, the Fixed Account and the DCA Accounts

33.      Staff Comment:

In the Maximum Transfer paragraph, please confirm whether the example takes into account the Guaranteed Minimum Interest Rate earned on amounts in the Fixed Account and, if so, whether an initial balance of $50,000 will take eight years or nine years to transfer to the Investment Divisions.

Response: The Registrant confirms that the Guaranteed Minimum Interest Rate earned on amounts in the Fixed Account have been taken into account in the example. The Registrant confirms further that an initial balance of $50,000 will take eight years to transfer to the Investment Divisions.

34.      Staff Comment:

Please clarify whether the Minimum Remaining Value provision applies regardless of whether a contract owner has already hit the Maximum Transfer amount. For example, if a contract owner has $5,400 in the Fixed Account and transfers the Maximum Transfer amount of $5,000 to the Investment Divisions, will NYLIAC also transfer the remaining $400 from the Fixed Account?

Response: The Registrant has revised the entry on “Minimum Remaining Value” in the subsection on “Description of the Policy—Investment Divisions, the Fixed Account and DCA Accounts—Transfers Among Investment Divisions, the Fixed Account and DCA Accounts” to clarify that the rules on Minimum Remaining Value will apply even where a policyowner has reached the Maximum Transfer amount.

Additional Benefits Through Riders and Options

35.      Staff Comment:

In the penultimate sentence of the first paragraph, please provide a cross-reference to where an investor can find additional information about which riders are available in their state.

Response: The Registrant has revised the first paragraph of the subsection on “Description of the Policy—Additional Benefits Through Riders and Options” to note that a list of Riders that are not available in a given State (if any) can be found in the section on “State Variations.”

Insurance Exchange Rider

36.      Staff Comment:

Please state whether the new insured is required to submit to underwriting and, if so, the level of underwriting required.

Response: The Registrant respectfully directs the Staff to the first sentence in the third paragraph of the Insurance Exchange Rider which states: “Before we can issue the new policy, you must provide us with evidence of insurability on the new insured and have an insurable interest in the new insured.” The Registrant has added additional disclosure to that section indicating that evidence of insurability will require full medical underwriting.

Guaranteed Minimum Accumulation Benefit Rider

37.      Staff Comment:

In the section describing the GMAB Rider, please specifically state that this rider must be elected at policy issue.

Response: The Registrant has revised the paragraph on “Rider Eligibility and Investment Restrictions” to indicate that the rider must be elected at policy issue.

38.      Staff Comment:

Please revise the first sentence following the list of GMAB Allocation Alternatives to clarify that, if Cash Value is allocated to a non-GMAB Allocation alternative, termination of the rider will only occur if the contract owner fails to modify the election after notice from NYLIAC.

Response: The Registrant has revised the first two sentences of the second paragraph of the subsection on “Description of the Policy—Additional Benefits Through Riders and Options—Guaranteed Minimum Accumulation Benefit Rider—Rider Eligibility and Investment Restrictions” to clarify that if policy Cash value is allocated to any Investment Option other than a GMAB Allocation Alternative, the allocation will first be pended, with the policyowner being given the opportunity to cancel or modify that allocation. The subsection provides that the GMAB will only be terminated if the policyowner does not allocate policy Cash Value to a GMAB Allocation Alternative after such notification.

39.      Staff Comment:

In the paragraph following the list of GMAB Allocation Alternatives, the prospectus indicates three different scenarios in which NYLIAC will transfer or allocate amounts “to the MainStay VP U.S. Government Money Market Investment Division, or a similar replacement GMAB Allocation Alternative.” In each instance, please delete the second clause regarding a similar replacement GMAB Allocation Alternative, or provide your legal basis for transferring or allocating amounts to another GMAB Allocation Alternative without first obtaining contract owner instructions.

Response: The Registrant has revised the disclosure to indicate that it may transfer or allocate policyowner amounts to “a similar replacement GMAB Allocation” alternative in the context of a fund substitution that has been approved by the SEC. The paragraph has been revised as follows: “We may make changes to the GMAB Allocation Alternatives available with the GMAB Rider by discontinuing a GMAB Investment Division because it has been: (1) closed; (2) merged or substituted with an Investment Division not offered as a GMAB Allocation Alternative; or (3) otherwise restricted by that Investment Division’s investment advisor. We will promptly notify you of any such change and request conforming allocation and/or transfer instructions from you. If we do not receive these instructions within 60 days of notification, we will transfer the amount in your discontinued GMAB Allocation Alternative to the MainStay VP U.S. Government Money Market Investment Division, or if in the context of a substitution approved by the SEC, a similar replacement GMAB Allocation Alternative. Any loan repayments, partial withdrawals or premium payments that were directed to the discontinued GMAB Allocation Alternative will also be reallocated to the MainStay VP U.S. Government Money Market Investment Division, or if in the context of a substitution approved by the SEC, a similar replacement GMAB Allocation Alternative, if not reallocated by you.

Premiums

40.      Staff Comment:

Please disclose the contract’s underwriting requirements. If NYLIAC’s use of simplified underwriting or other underwriting methods would cause healthy individuals to pay higher cost of insurance rates than they would pay if NYLIAC used different underwriting methods, then please state that the cost of insurance rates are higher for healthy individuals when that method of underwriting is used. See Instruction 2 to Item 5(a).

Response: The Registrant respectfully informs the Staff that the policy is only offered through full medical underwriting. It has disclosed the policy’s underwriting requirements in “Description of the Policy—How the Policy is Available.” As the policy does not use simplified underwriting or other underwriting methods, the Registrant does not believe the disclosure required by Instruction 2 to Item 5(a) of Form N-6 is necessary.

Changing Your Life Insurance Benefit Option

41.      Staff Comment:

Please state whether NYLIAC may require any additional evidence of insurability at the time a contract owner changes his or her Life Insurance Benefit option.

Response: The Registrant has revised the subsection on “Policy Payment Information—Changing Your Life Insurance Benefit Option” to state that no evidence of insurability will be required if a contract owner changes his or her Life Insurance Benefit Option.

Financial Statements

42.      Staff Comment:

Please provide updated financial statements for the period ended December 31, 2017.

Response: The Registrant will provide updated financial statements for the period ended December 31, 2017 in a separate pre-effective amendment to the Registration Statement.

Statement of Additional Information

Table of Contents

43.      Staff Comment:

Please reconcile any differences between the Table of Contents in the SAI and the Table of Contents for the SAI included on the back cover page of the prospectus.

Response: The Registrant has complied with the Staff’s comment.

Distribution and Compensation Arrangements

44.      Staff Comment:

Please update the information regarding commissions paid with the total commissions paid during the fiscal year ended December 31, 2017.

Response: Because this is a new contract offering, no commissions have yet been paid. The Registrant has deleted the paragraph in the “Distribution and Compensation Arrangements” section that indicated that commissions had been paid in prior years.

Part C

Exhibits

45.      Staff Comment:

Except as otherwise permitted by Rule 483 under the 1933 Act, please file copies of executed agreements rather than “form of” agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, please follow the procedures outlined in the rule.

Response: NYLIAC confirms that the agreements filed as exhibits are not standard forms, but rather set forth the actual provisions negotiated for each agreement, subject to redaction of certain proprietary information.

46.      Staff Comment:

The referenced Powers of Attorney do not relate specifically to this registration statement. Please provide powers of attorney that relate specifically to the registration statement as required by Rule 483(b) under the 1933 Act or confirm that the reference to “Accumulator Plus Series 3 (AD118)” refers to the contract covered by this registration statement.

Response: The Registrant confirms that the powers of attorney which referenced “Accumulator Plus Series 3 (AD118)” applied to the contract covered by this Registration Statement. Nevertheless, the Registrant intends to file additional powers of attorney by pre-effective amendment which will reference the specific registration numbers for this contract.

Item 33. Fee Representation

47.      Staff Comment:

Please add “in the aggregate” immediately following “New York Life Variable Universal Life Accumulator II Policy.”

Response: The Registrant has added the requested language in the Fee Representation in the Part C.

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We appreciate your review of our responses to your comments received on February 16, 2018. We intend to incorporate these revisions into the Registration Statement by means of pre-effective amendments.

If you have any comments or questions, please feel free to contact me at (212) 576-4498.

Sincerely,

/s/ Erica E. Carrig
Erica E. Carrig
Associate General Counsel